FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October, 2008
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Material Fact, dated October 10, 2008, regarding effectiveness of scheme of arrangement for acquisition of Alliance & Leicester plc by Banco Santander

Item 1
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM CANADA, AUSTRALIA OR JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION
FOR IMMEDIATE RELEASE
Recommended acquisition
of
Alliance & Leicester plc
by
Banco Santander, S.A.
to be implemented by means of a scheme of arrangement
under Part 26 of the Companies Act 2006
10 October 2008
Scheme of Arrangement becomes effective
Alliance & Leicester plc (“A&L”) and Banco Santander, S.A. (“Banco Santander”) announce that the Court Orders have been delivered to, and, in the case of the Reduction Court Order, registered by, the Registrar of Companies and accordingly that the Scheme of Arrangement to effect the recommended acquisition of A&L by Banco Santander has now become effective.
Dealings in A&L Shares have been suspended and it is expected that the listing of A&L Shares on the Official List will be cancelled with effect from 8.00 a.m. (London time) on 13 October 2008.
Upon the Scheme of Arrangement becoming effective, Banco Santander has resolved to execute the capital increase for the Acquisition, which involves the issuance of one New Banco Santander Share for every three A&L Shares, and has therefore issued a total of 140,950,944 New Banco Santander Shares.
Applications have been made by Banco Santander for admission of the New Banco Santander Shares to listing on the Bolsas de Valores (stock exchanges) of Madrid, Barcelona, Bilbao and Valencia and on the London Stock Exchange, amongst others. Admission of the New Banco Santander Shares to listing on the Bolsas de Valores is expected to occur at 5.35 p.m. (Spanish time) on 13 October. Admission of the New Banco Santander Shares to trading on the London Stock Exchange is expected to occur at 8.00 a.m. (London time) on 14 October 2008.
Unless stated otherwise above, the terms used in this announcement have the same meanings as set out in the Scheme Document dated 19 August 2008.
- ends —

Enquiries:
Banco Santander, S.A.

Angel Santodomingo	+34 91 259 6514
Alliance & Leicester plc

Stuart Dawkins	+44 (0) 116 200 3088
Ginny Broad	+44 (0) 116 200 2551
Press Office	+44 (0) 116 200 3355
Mark Jones (Investor Relations)	+44 (0) 116 200 4492
The Directors of A&L and the members of the Comisión Ejecutiva (the executive committee of the board of directors) of Banco Santander accept responsibility for the information contained in this announcement and, to the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.
Merrill Lynch, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Banco Santander as financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than Banco Santander for providing the protections afforded to customers of Merrill Lynch nor for providing advice in relation to the Acquisition, or any matter referred to herein.
JPMorgan Cazenove, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for A&L as financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than A&L for providing the protections afforded to customers of JPMorgan Cazenove nor for providing advice in relation to the Acquisition, or any matter referred to herein.
Morgan Stanley, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for A&L as financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than A&L for providing the protections afforded to customers of Morgan Stanley nor for providing advice in relation to the Acquisition, or any matter referred to herein.
Rothschild, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for A&L as financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than A&L for providing the protections afforded to customers of Rothschild or for providing advice in relation to the Acquisition, or any matter referred to herein.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: October 10, 2008	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President